SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 4)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
CROWLEY MARITIME CORPORATION

(Name of Subject Company)
CROWLEY MARITIME CORPORATION

(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Gary L. Depolo
Chairman of the Special Committee of the Board of Directors
Crowley Maritime Corporation
9487 Regency Square
Jacksonville, Florida 32225
(904) 727-2200

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the persons filing statement)
With a Copy to:
Bruce Alan Mann
Michael O’Bryan
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 4 TO SOLICITATION/RECOMMENDATION STATEMENT
This Amendment No. 4 to Solicitation/Recommendation Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Solicitation/Recommendation Statement filed with the SEC on March 20, 2007, as amended and supplemented by Amendment No. 2 to Solicitation/Recommendation Statement filed with the SEC on March 22, 2007, and as amended and supplemented by Amendment No. 3 to Solicitation/Recommendation Statement filed with the SEC on April 25, 2007, by Crowley Maritime Corporation (the “Company”). Crowley Newco Corporation (the “Purchaser”) has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007, and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
     The Purchaser has waived the condition to the Offer that requires that the time for any appeal of the Delaware Chancery Court’s approval of the settlement of Franklin have expired. In order to reflect the Purchaser’s waiver of that condition, Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing numbered paragraph (1) in section (b) entitled “Tender Offer” with the following new numbered paragraph (1):
     “(1) The Delaware Chancery Court approving the settlement of Franklin and dismissing the lawsuit;”
Item 4. The Solicitation or Recommendation.
     The Delaware Chancery Court has approved the settlement of Franklin. In order to reflect the court’s approval of the settlement of Franklin, Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph to the end of the section entitled “Background of the Offer”:
     “On April 27, 2007, the Delaware Chancery Court held a hearing to determine, among other things, whether to approve the settlement of Franklin. After the hearing, the court entered an Order and Final Judgment, which approved the settlement of Franklin and dismissed all claims related to Franklin with prejudice.”
Item 9. Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated March 19, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed with the SEC on March 19, 2007)†

EXHIBIT NO.	DESCRIPTION
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(viii)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as Annex A to Schedule 14D-9)*†

(a)(1)(ix)	Presentation to the Special Committee of the Board of Directors of Crowley Maritime Corporation by JMP Securities LLC, dated March 14, 2007 (filed with Schedule 14D-9 electronically)†

(a)(1)(x)	Press Release issued by Crowley Newco Corporation on April 27, 2007 (incorporated by reference from Exhibit (a)(1)(xi) of Amendment No. 6 to Transaction Statement on Schedule 13E-3, filed with the SEC on April 27, 2007, File No. 000-04717)

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007†

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007†

(e)(i)	Contribution Agreement by and among Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust, dated March 16, 2007 (incorporated by reference to Exhibit (d)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(ii)	Contribution Agreement by and among Crowley Newco Corporation and the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan, dated March 16, 2007 (incorporated by reference to Exhibit (d)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(iii)(A)	Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B. Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.8 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(B)	Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.9 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(C)	Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.10 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

EXHIBIT NO.	DESCRIPTION
(e)(iii)(D)	Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998 (incorporated by reference to Exhibit No. 10.11 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iv)	Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr. (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717)†

(e)(v)	Agreement for Contract Services between Crowley Maritime Corporation and William P. Verdon (incorporated by reference to Exhibit No. 10.1 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2005, File No. 000-49717)†

(e)(vi)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(viii)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(ix)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 16, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference to Exhibit 99. to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(g)	None.

†	Previously filed.
*	Previously distributed by the Company to stockholders of the Company.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2007

CROWLEY MARITIME CORPORATION
By:	/s/ Bruce Love
Name:	Bruce Love
Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated March 19, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(viii)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as Annex A to Schedule 14D-9)*†

(a)(1)(ix)	Presentation to the Special Committee of the Board of Directors of Crowley Maritime Corporation by JMP Securities LLC, dated March 14, 2007 (filed with Schedule 14D-9 electronically)†

(a)(1)(x)	Press Release issued by Crowley Newco Corporation on April 27, 2007 (incorporated by reference from Exhibit (a)(1)(xi) of Amendment No. 6 to Transaction Statement on Schedule 13E-3, filed with the SEC on April 27, 2007, File No. 000-04717)

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007†

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007†

(e)(i)	Contribution Agreement by and among Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust, dated March 16, 2007 (incorporated by reference to Exhibit (d)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(ii)	Contribution Agreement by and among Crowley Newco Corporation and the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan, dated March 16, 2007 (incorporated by reference to Exhibit (d)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

EXHIBIT NO.	DESCRIPTION
(e)(iii)(A)	Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B. Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.8 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(B)	Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.9 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(C)	Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.10 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(D)	Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998 (incorporated by reference to Exhibit No. 10.11 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iv)	Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr. (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717)†

(e)(v)	Agreement for Contract Services between Crowley Maritime Corporation and William P. Verdon (incorporated by reference to Exhibit No. 10.1 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2005, File No. 000-49717)†

(e)(vi)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(viii)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(ix)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 16, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

†	Previously filed.

*	Previously distributed by the Company to stockholders of the Company.